Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 02/23/18	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

18000050

Securities and Exchange

FEB 2 6 2018

RECEIVED

1. State the name of the applicant: Cboe C2 Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000   (913) 815-7119
   (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon   SVP, Associate General Counsel, Cboe C2 Exchange, Inc.   (913) 815-7154
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Joanne Moffic-Silver
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership
_____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: ____02/23/18____
      (MM/DD/YY)
By: _____
      (Signature)
Subscribed and sworn before me this 23rd day of Feb 2018 by _____

Cboe C2 Exchange, Inc.
(Name of Applicant)
Anders Franzon, SVP, Associate General Counsel
(Printed Name and Title)
_____ (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19



February 23, 2018

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: *Cboe C2 Exchange, Inc.*
        Form 1 Amendment

Dear Jeanette:

On behalf of Cboe C2 Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits:

- Exhibit C[1] (updated to reflect list of Directors and Committee Members)
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C & J currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Anders Franzon
SVP, Associate General Counsel

Enclosures

---

[1] Updated to reflect changes in Directores and Officers, as well as the elimination of all committees other than the Executive and ROC (Applicable to all 6 Exchange: BZX, BYX, EDGA, EDGX, Cboe, & C2)

<u>Exhibit C</u>

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A.   **Bats Global Markets Holdings, Inc.**

1.   *Name*: Bats Global Markets Holdings, Inc.
     Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5.   *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors

     • Ed Tilly
     • Chris Concannon

     Current Officers

     • Ed Tilly (Chief Executive Officer)
     • Chris Concannon (President, COO)
     • Bryan Harkins (Senior Vice President)
     • Alan Dean (Treasurer)
     • Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B.   Direct Edge LLC

1.   *Name*: Direct Edge LLC
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5.   *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   Copy of existing by-laws or corresponding rules or instruments: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors

      •   None

      Current Officers
      •   Ed Tilly (Chief Executive Officer)
      •   Chris Concannon (President)
      •   Bryan Harkins (Senior Vice President)
      •   Alan Dean (Chief Financial Officer)
      •   Chris Isaacson (Chief Information Officer)
      •   Joanne Moffic-Silver (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C.   **Cboe BZX Exchange, Inc.**

1.   *Name*: Cboe BZX Exchange, Inc.
Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Current Officers

- Alexandra Albright (Chief Compliance Officer)
- Lawrence Bresnahan (VP, Market & Member Reg.)
- Rodney Burt (VP, Infrastructure)
- Kevin Carrai (VP, Connectivity)
- Bryan Christian (SVP, Sales US Equities)
- Paul Ciciora (VP, Systems Infrastructure)
- Catherine Clay (VP, Business Development)
- Chris Concannon (President and COO)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)

- Eric Crampton (SVP, Software Engineer)
- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara Marrin (Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- John Sexton (Deputy General Counsel)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Edward Tilly (Chief Executive Officer)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (VP Office of CEO)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D.   **Cboe BYX Exchange, Inc.**

1.   *Name*: Cboe BYX Exchange, Inc.
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on July 31, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is
        wholly-owned by Bats Global Markets Holdings, Inc., which is also the
        Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as
        a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors

        •   Ed Tilly
        •   Bruce Andrews
        •   Kevin Murphy
        •   David Roscoe
        •   Jill Sommers
        •   Scott Wagner

        Current Officers

        •   Alexandra Albright (Chief Compliance Officer)
        •   Lawrence Bresnahan (VP, Market & Member Reg.)
        •   Rodney Burt (VP, Infrastructure)
        •   Kevin Carrai (VP, Connectivity)
        •   Bryan Christian (SVP, Sales US Equities)
        •   Paul Ciciora (VP, Systems Infrastructure)
        •   Catherine Clay (VP, Business Development)
        •   Chris Concannon (President and COO)
        •   Jeff Connell (VP, Deputy Chief Regulatory Officer)
        •   Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara Marrin (Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- John Sexton (Deputy General Counsel)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Edward Tilly (Chief Executive Officer)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (VP Office of CEO)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E.   <u>**Cboe EDGA Exchange, Inc.**</u>

1.   *Name*: Cboe EDGA Exchange, Inc.
Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Current Directors</u>

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Current Officers</u>

- Alexandra Albright (Chief Compliance Officer)
- Lawrence Bresnahan (VP, Market & Member Reg.)
- Rodney Burt (VP, Infrastructure)
- Kevin Carrai (VP, Connectivity)
- Bryan Christian (SVP, Sales US Equities)
- Paul Ciciora (VP, Systems Infrastructure)
- Catherine Clay (VP, Business Development)
- Chris Concannon (President and COO)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)

- Eric Crampton (SVP, Software Engineer)
- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara Marrin (Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- John Sexton (Deputy General Counsel)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Edward Tilly (Chief Executive Officer)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (VP Office of CEO)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

F.   <u>**Cboe EDGX Exchange, Inc.**</u>

1.   *Name*: Cboe EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc.., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   <u>Current Officers</u>

   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Chris Concannon (President and COO)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)

Eric Crampton (SVP, Software Engineer)
- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara Marrin (Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- John Sexton (Deputy General Counsel)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Edward Tilly (Chief Executive Officer)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (VP Office of CEO)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G.   **Cboe Trading, Inc.**

1.   *Name*: Cboe Trading, Inc.
     Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4.   *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors

     • Chris Isaacson
     • Chris Concannon
     • Brian N. Schell

     Current Officers

     • Troy Yeazel (President)
     • Anders Franzon (Secretary)
     • Bryan Upp (Chief Compliance Officer)
     • Derick Shupe (FINOP, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H.   **Omicron Acquisition Corp.**

1.   *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4.   *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   Current Officers

   - Mark Hemsley (President and Treasurer)
   - Joanne Moffic-Silver (Vice President and Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I.   Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
    Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000. Name was amended from Hotspot FX Holdings, LLC, a Delaware LLC, on March 11, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, Cboe SEF, LLC, and Bats Hotspot IB LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors

    *   None

    Current Officers

    *   Ed Tilly (Chief Executive Officer)
    *   Chris Concannon (President)
    *   Bryan Harkins (Senior Vice President)
    *   Alan Dean (Treasurer)
    *   Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. **Cboe FX Markets, LLC**

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - None

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)
   - Barry Calder (Head of Liquidity & Client Services)
   - Paul Reidy (Chief Operating Officer)
   - Lisa Shemie (Associate General Counsel)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K.   <u>**Cboe FX Services, LLC**</u>

1.   *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - None

   <u>Current Officers</u>

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)
   - Barry Calder (Head of Liquidity & Client Securities)

10.   Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

L.   **Cboe International Holdings Limited**

1.   *Name*: Cboe International Holdings Limited
     Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated in England and Wales under the Companies Act 1985 on February 5,
     2015.

4.   *Brief description of nature and extent of affiliation*: Cboe International Holdings
     Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an
     affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe International Holdings Limited is
     a holding company of Cboe FX Europe Limited, Bats Hotspot Asia Pte. Ltd., and
     IndexPubs S.A.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached
     Certificate of Incorporation on Change of Name.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors

     •   Ed Tilly
     •   Chris Concannon
     •   Mark Hemsley

     Current Officers

     •   Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

M.   **Cboe FX Europe Limited**

1.   *Name*: Cboe FX Europe Limited
      Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in England and Wales under the Companies Act 1985 on February 5,
      2015.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is
      wholly-owned by Cboe International Holdings Limited which is wholly-owned by
      Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*:   Cboe FX Europe Limited operates an
      institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      - Ed Tilly
      - Chris Concannon
      - Mark Hemsley

      Current Officers

      - Antonio Amelia (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

N.   **Bats Hotspot Asia Pte. Ltd.**

1.   *Name*: Bats Hotspot Asia Pte. Ltd.
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4.   *Brief description of nature and extent of affiliation*: Bats Hotspot Asia Pte. Ltd. is wholly-owned by Cboe International Holdings Limited which is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Bats Hotspot Asia Pte. Ltd. operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Chris Concannon
   - Ng Lip Chih

   Current Officers

   - Chris Concannon (President)
   - Chew Pei Tsing (Secretary)
   - Lai Jek Ping (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O.   <u>**Cboe Europe Limited**</u>

1.   *Name*: Cboe Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4.   *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation on Change of Name.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Mark Hemsley
   - Adam Eades
   - John Woodman
   - Richard Balarkas
   - Rebecca Fuller
   - Julian Corner
   - Kristian West
   - Ted Hood

   <u>Current Officers</u>

   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)

- Alex Dalley (Co-Head Sales)
- Guy Simpkin (Head of Business Development)
- David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee
- Ted Hood
- Rebecca Fuller
- Richard Balarkas

Remuneration Committee
- John Woodman
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P.   <u>**Cboe Chi-X Europe Limited**</u>

     1.   *Name*: Cboe Chi-X Europe Limited
            Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

     2.   *Form of organization*: Private Company Limited by Shares.

     3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

     4.   *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Trading Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

     5.   *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Trading Limited.

     6.   *Copy of constitution*: Not applicable.

     7.   *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation on Change of Name.

     8.   *Copy of existing by-laws*: Not applicable.

     9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Current Directors</u>

- Mark Hemsley
- Adam Eades
- John Woodman

<u>Current Officers</u>

- John Woodman (Chairman)
- Mark Hemsley (CEO)
- Antonio Amelia (Secretary)
- Jill Griebenow (CFO)
- Adam Eades (Chief Legal and Regulatory Officer)

    10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. **Cboe ETF.com, Inc.**

1. *Name*: Cboe ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon

   Current Officers

   - Dave Nadig (Chief Executive Officer)
   - Chris Concannon (President and Chief Operating Officer)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Chief Financial Officer and Treasurer)
   - Chris Isaacson (Executive Vice President and Global Chief Information Officer)
   - Joanne Moffic-Silver (Executive Vice President, General Counsel and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R.   **INDEXPUBS S.A.**

1.   *Name*: INDEXPUBS S.A.
      Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de
              Almagro, 170516 – Quito, Ecuador

2.   *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Ecuador on January 15, 2008.

4.   *Brief description of nature and extent of affiliation*: INDEXPUBS S.A. is owned
      0.1% by Fernando Rivera and 99.9% by Cboe International Holdings Limited
      which is wholly-owned by Cboe Worldwide Holdings Limited, which is an
      affiliate of the Exchange.

5.   *Brief description of business or functions*: INDEXPUBS S.A. is a media company
      providing ETF data, news and analysis.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      Current Officers

      •   Dave Nadig (President)
      •   Verónica Rocío Bravo (General Manager)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

S.   **Bats Hotspot IB LLC**

1.   *Name*: Bats Hotspot IB LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Illinois under Section 15-1 of the Limited Liability Company Act of the State of Illinois on May 23, 2003.

4.   *Brief description of nature and extent of affiliation*: Bats Hotspot IB LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Bats Hotspot IB LLC is an introducing broker registered with the National Futures Association.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers

   - Bryan Harkins (Senior Vice President)
   - Derick Shupe (Chief Accounting Officer)

   Managers

   - Chris Concannon

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. **Cboe SEF, LLC**

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers

   - Bryan Harkins (Chief Executive Officer)
   - Lisa Shemie (Chief Compliance Officer)

   Managers

   - Ed Tilly
   - Gilbert Bassett
   - Michael Gorham
   - James Parisi
   - Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U.   Cboe Worldwide Holdings Limited

1.   *Name*: Cboe Worldwide Holdings Limited
      Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4.   *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Trading Limited and Cboe International Holdings Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation on Change of Name.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors

      - Ed Tilly
      - Chris Concannon
      - Mark Hemsley

      Current Officers

      - Antonio Amelia (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V.   Cboe Global Markets, Inc.

1.   *Name*: Cboe Global Markets, Inc.
     Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August
     15, 2006.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-
     owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors

     - Ed Tilly
     - James Boris
     - Frank English
     - William Farrow
     - Edward Fitzpatrick
     - Janet Froetscher
     - Jill Goodman
     - Chris Mitchell
     - Roderick Palmore
     - Joe Ratterman
     - Michael Richter
     - Samuel Skinner
     - Carole Stone
     - Eugene Sunshine

     Current Officers

     - Chris Concannon (President and COO)
     - Alan Dean (EVP, CFO and Treasurer)
     - Mark Hemsley (EVP, President Europe)

- Chris Isaacson (EVP, CIO)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- David Reynolds (VP, & Chief Accounting Ofc)
- Edward Tilly (Chief Executive Officer)

Compensation Committee
- Frank English
- Janet Froetscher
- Samuel Skinner
- Eugene Sunshine

Audit Committee
- William Farrow
- Edward Fitzpatrick
- Carole Stone

Nominating and Governance Committee
- Jill Goodman
- Roderick Palmore
- Samuel Skinner
- Carole Stone
- Eugene Sunshine

Finance and Strategy Committee
- Frank English
- Edward Fitzpatrick
- Jill Goodman
- Carole Stone

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W.   **Cboe Futures Exchange, LLC**

1.   *Name*: Cboe Futures Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   July 16, 2002.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Future Exchanges, LLC is a
   contract market approved by the Commodity Futures Trading Commission in
   August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Marc Schultz

   Current Officers

   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Joseph Caauwe (Managing Director - CFE)
   - Chris Concannon (President)
   - Alan Dean (EVP, CFO and Treasurer)
   - Gregory Hoogasian (SVP, CRO of CBOE C2, CFE)
   - Chris Isaacson (EVP, CIO)
   - Jennifer Lamie (Chief Regulatory Advisor)
   - Stephanie Lara Marrin (Deputy Chief Reg Officer0
   - Andrew Lowenthal (SVP, Business Development)

- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- Michael Mollet (Managing Director - CFE)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (VP & Chief Accounting Ofc)

Standing Committees

Executive Committee
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- James Parisi
- Marc Schultz

Trading Advisory Committee
- Jay Caauwe
- Kirk Bonniewell
- Zeke Charlesworth
- Michael Dennis
- Johan Drylewicz
- Alex Gerko
- Josh Grant
- Douglas Schadewald
- Andrew Smith

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X.   **<u>CBOE Stock Exchange, LLC</u>**

1.   *Name*: CBOE Stock Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 31, 2006.

4.   *Brief description of nature and extent of affiliation*: CBOE Stock Exchange, LLC is a 49.96%-owned subsidiary of Cboe Exchange, Inc.

5.   *Brief description of business or functions:* CBOE Stock Exchange, LLC operated the CBOE Stock Exchange, which acted as a trading market for securities other than options as a facility of Cboe Exchange, Inc. CBOE Stock Exchange, LLC was approved by the SEC in March 2007. CBOE Stock Exchange, LLC ceased trading operations on April 30, 2014.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Alan Dean
   - James Fitzgibbons
   - Jaap Gelderloos
   - Andrew Lowenthal
   - Tom O'Mara
   - Rick Oscher
   - John Deters
   - Dave Reynolds
   - Eric Frait
   - Steve Sosnick

   <u>Current Officers</u>

   - Angelo Evangelou (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y.   Cboe Exchange, Inc.

1.   *Name*: Cboe Exchange, Inc.
     Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors

     - Ed Tilly
     - Bruce Andrews
     - Kevin Murphy
     - David Roscoe
     - Jill Sommers
     - Scott Wagner

     Current Officers

     - Alexandra Albright (Chief Compliance Officer)
     - Lawrence Bresnahan (VP, Market & Member Reg.)
     - Rodney Burt (VP, Infrastructure)
     - Kevin Carrai (VP, Connectivity)
     - Bryan Christian (SVP, Sales US Equities)
     - Paul Ciciora (VP, Systems Infrastructure)
     - Catherine Clay (VP, Business Development)
     - Chris Concannon (President and COO)
     - Jeff Connell (VP, Deputy Chief Regulatory Officer)
     - Eric Crampton (SVP, Software Engineer)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Eric Frait (VP, Business Analysis)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (SVP, Global Client Services)
- Bryan Harkins (EVP, Head of US Equities & Global FX)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, CIO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Lara Marrin (Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Head of Global Derivatives)
- Marc Magrini (VP, Administration)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Officer)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- John Sexton (Deputy General Counsel)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Edward Tilly (Chief Executive Officer)
- Michael Todd (VP, OSC)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)
- Laura Zinanni (VP Office of CEO)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z.   <u>**Cboe Building Corporation**</u>

1.   *Name*: Cboe Building Corporation
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      <u>Current Directors</u>

- Alan Dean
- Chris Concannon
- Ed Tilly

      <u>Current Officers</u>

- Chris Concannon (President)
- Alan Dean (Treasurer)
- LuAnn O'Shea (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. CBOE, LLC

1. *Name*: CBOE, LLC
    Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions:* CBOE, LLC is a limited liability
    company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors

    * Chris Concannon
    * Ed Tilly

    Current Officers

    * Chris Concannon (President)
    * Andrew Lowenthal (Vice President)
    * Alan Dean (Treasurer)
    * Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

BB.   CBOE III, LLC

1.   *Name*: CBOE III, LLC
     Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     May 2, 2014.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company for investment in
     Tradelegs, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors

     - John Deters
     - Chris Concannon
     - Ed Tilly

     Current Officers

     - Chris Concannon (President)
     - John Deters (Vice President)
     - Alan Dean (Treasurer)
     - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

CC. **Cboe Bats, LLC**

1. *Name*: Cboe Bats, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   - Alan Dean
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - John Deters (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

DD. CBOE Livevol, LLC

1. *Name*: CBOE Livevol, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* CBOE Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers

   - John Deters (President)
   - Andrew Lowenthal (Vice President)
   - Catherine Clay (Vice President)
   - Chris Isaacson (Vice President)
   - Dave Reynolds (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. **Cboe UK Limited**

1. *Name*: Cboe UK Limited
   Address: Level 30, The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom EC3V 4AB

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   • None

   Current Officers

   • Dave Gray

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. **CBOE Vest, LLC**

1. *Name*: CBOE Vest, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity
   investment in Vest Financial Group, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   - John Deters
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Chris Concannon (President)
   - John Deters (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

GG. **Loan Markets, LLC**

1. *Name*: Loan Markets, LLC
    Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in
    American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors

    * John Deters
    * Chris Concannon
    * Ed Tilly

    Current Officers

    * Chris Concannon (President)
    * John Deters (Vice President)
    * Alan Dean (Treasurer)
    * Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

HH. **Cboe Data Services, LLC**

1. *Name*: Cboe Data Services, LLC
    Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market
    data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors

    - Eric Frait
    - Bryan Harkins
    - Chris Isaacson
    - Jim Roche
    - Curt Schumacher

    Current Officers

    - Chris Isaacson (President)
    - Bryan Harkins (Senior Vice President)
    - Kevin Carrai (Vice President)
    - Jim Roche (Vice President)
    - Alan Dean (Treasurer)
    - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

II.   Signal Trading Systems, LLC

1.   *Name*: Signal Trading Systems, LLC
     Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     May 13, 2010.

4.   *Brief description of nature and extent of affiliation*: Fifty percent (50%)
     subsidiary of Cboe Exchange, Inc.

5.   *Brief description of business or functions:* Signal Trading Systems, LLC
     developed and markets a multi-asset front-end order entry system known as
     "Pulse".

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*: There are no directors or officers of
     Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

JJ. **The Options Exchange, Incorporated**

1. *Name*: The Options Exchange, Incorporated
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), January 7, 1974.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Options Exchange, Incorporated has been inactive since its incorporation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Alan Dean
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Ed Tilly (Chairman)
   - Chris Concannon (President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. **Vest Financial Group, Inc.**

1. *Name*: Vest Financial Group, Inc.
    Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2,
    2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of
    CBOE Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides
    options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors

    *   John Deters
    *   Karan Sood
    *   William Speth

    Current Officers

    *   Karan Sood (Chief Executive Officer)
    *   Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

LL. **Cboe Hong Kong Limited**

1. *Name*: Cboe Hong Kong Limited
   Address: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Dave Gray

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM.   <u>**Bats Hotspot SEF LLC**</u>

1.   *Name:* Bats Hotspot SEF LLC
     Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization:* Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 1, 2015.

4.   *Brief description of nature and extent of affiliation:* As of August 18, 2016, Bats Hotspot SEF LLC ceased to exist.

5.   *Brief description of business or functions:* Not applicable.

6.   *Copy of constitution:* Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* Not applicable.

8.   *Copy of existing by-laws:* Not applicable

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions:* None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* As of August 18, 2016, Bats Hotspot SEF LLC ceased to exist.

NN. **Bats Global Markets, Inc.**

1. *Name*: Bats Global Markets, Inc.
    Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: On February 28, 2017, Bats
    Global Markets, Inc. was merged with and into Cboe Bats, LLC, with Cboe Bats,
    LLC as the surviving corporation.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not
    applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: As of February 28, 2017, Bats Global
    Markets, Inc. ceased to exist.

OO. DerivaTech Corporation

1. *Name*: DerivaTech Corporation
    Address:

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:

4. *Brief description of nature and extent of affiliation*: DerivaTech Corporation, a previously wholly-owned subsidiary of CBOE Holdings, was dissolved on December 22, 2016.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: DerivaTech Corporation, a previously wholly-owned subsidiary of CBOE Holdings, was dissolved on December 22, 2016.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers				
Name:	Title:	Appointment Date:		Termination/ Change Position Date:
Alexandra Albright	Chief Compliance Officer	02/28/17		
Lawrence Bresnahan	Vice President, Market & Member Regulation	02/28/17		
Rodney Burt	Vice President, Infrastructure	02/28/17		
Kevin Carrai	Vice President, Connectivity	02/28/17		
Bryan Christian	Senior Vice President, Sales US Equities	02/13/18		
Paul Ciciora	Vice President, Systems Infrastructure	02/28/17		
Catherine Clay	Vice President, Business Development	02/28/17		
Chris Concannon	President and COO	02/28/17		

Jeff Connell	Vice President, Deputy Chief Regulatory Officer	02/13/18		
Eric Crampton	Senior Vice President, Software Engineer	02/13/18		
John Deters	Executive Vice President, Chief Strategy Officer & Head Corp Initiative	02/28/17		
Laura Dickman	Vice President, Associate General Counsel	02/13/18		
James Enstrom	Vice President, and Chief Audit Executive	02/28/17		
Eric Frait	Vice President, Business Analysis	02/28/17		
Anders Franzon	Senior Vice President and Deputy General Counsel	02/28/17		
Todd Furney	Vice President, Chief Risk Officer	02/28/17		
Alicia Goldberg	Vice President, Statistical Analysis	02/28/17		
David Gray	Senior Vice President, Global Client Services	02/28/17		
Bryan Harkins	Executive Vice President, Head of U.S. Equities & Global FX	02/13/18		
Mark Hemsley	Executive Vice President, President Europe	02/28/17		
Gregory Hoogasian	Senior Vice President, Chief Regulatory Officer	02/28/17		
Chris Isaacson	Executive Vice President, Chief Information Officer	02/28/17		
Jennifer Lamie	Vice President, Chief Regulatory Advisor	02/28/17		
Stephanie Lara Marrin	Deputy Chief Regulatory Officer	02/28/17		
Andrew Lowenthal	Executive Vice President, Head of Global Derivatives	02/28/17		

Marc Magrini	Vice President, Administration	02/13/18		
Joanne Moffic-Silver	Executive Vice President, General Counsel & Corporate Secretary	02/28/17		
Anthony Montesano	Vice President, TSD and Registration	02/28/17		
Laura Morrison	Senior Vice President, ETP Listings	02/13/18		
Mark Novak	Vice President, CTO Development	02/28/17		
Arthur Reinstein	Senior Vice President and Deputy General Counsel	02/28/17		
David Reynolds	Vice President, and Chief Accounting Officer	02/28/17		
Bradley Samuels	Vice President, Systems Development	02/28/17		
Brian N. Schell	Executive Vice President, CFO & Treasurer (through 02/28/18)	02/28/17		
Curt Schumacher	Vice President, CTO Operations	02/28/17		
Derick Shupe	Vice President, Controller	02/28/17		
John Sexton	Deputy General Counsel	02/28/17		
Steven Sinclair	Vice President, Systems Development	02/28/17		
Eileen Smith	Vice President, Systems Planning	02/28/17		
William Speth	Vice President, Research & Product Development	02/28/17		
Paul Stephens	Vice President, Global Client Services	02/28/17		
Edward Tilly	Chief Executive Officer	02/28/17		
Michael Todd	Vice President, OSC	02/28/17		
Michael Todorofsky	Vice President, US Market Operations	02/28/17		

Michael Trees	Vice President, Trading System Development	02/28/17	
Aaron Weissenfluh	Vice President, CISO	02/28/17	
Troy Yeazel	Senior Vice President, Operations	02/13/18	
Vivian Yiu	Vice President, Product Strategy	02/13/18	
Laura Zinanni	Senior Vice President and Deputy General Counsel	02/28/17	
Former Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Karen Christiansen	Vice President, Regulatory Systems Dev	02/28/17	02/13/18
Pamela Culpepper	Chief HR Officer	02/28/17	02/13/18
Alan Dean	Executive Vice President, Chief Financial Officer and Treasurer	02/28/17	02/13/18
Angelo Evangelou	Deputy General Counsel	02/28/17	02/13/18
Carmen Frazier Brannan	Vice President, Government Relations	02/28/17	02/13/18
Carol Kennedy	Vice President &Chief Communications Officer	02/28/17	02/13/18
Stephanie Klein	Vice President, Chief Marketing Officer	02/28/17	02/13/18
Deborah Koopman	Vice President, Investor Relations	02/28/17	02/13/18
Matthew Moran	Vice President, Institutional Marketing	02/28/17	02/13/18
LuAnn O'Shea	Vice President Facilities	02/28/17	02/13/18
Donald Patton	Vice President, Accountant/Controller	02/28/17	02/13/18
Debra Peters	Vice President, Options Institute	02/28/17	02/13/18

Roberta Piwnicki	Vice President, Systems Development	02/28/17		02/13/18
Kapil Rathi	Senior Vice President, Options Business Development	02/28/17		02/13/18
James Roche	Vice President, Market Data Services	02/28/17		02/13/18
Gregory Steinberg	Vice President, Associate General Counsel and Assistant Secretary	02/28/17		02/13/18

2.   Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors				
Name	Title(s)	Appointment Date:		Termination Date:
Ed Tilly	Chairman & Director			
Bruce Andrews	Director	02/13/18		
Kevin Murphy	Director	02/13/18		
David Roscoe	Director	02/13/18		
Jill Sommers	Director	02/13/18		
Scott Wagner	Director	02/13/18		
Former Directors				
Name:	Title(s)	Appointment Date:		Termination/Change Position Date:
James Boris	Director	January 2003		02/13/18
Frank English	Director	June 2012		02/13/18
William Farrow	Director	May 2016		02/13/18
Ed Fitzpatrick	Director	May 2013		02/13/18

Janet Froetscher	Director	January 2005	02/13/18
Jill Goodman	Director	June 2012	02/13/18
Chris Mitchell	Director	02/28/17	02/13/18
Roderick Palmore	Director	January 2000	02/13/18
Joe Ratterman	Director	02/28/17	02/13/18
Michael Richter	Director	02/28/17	02/13/18
Samuel Skinner	Director	January 2004	02/13/18
Carole Stone	Director	January 2006	02/13/18
Eugene Sunshine	Director	January 2003	02/13/18

3.   <u>Committees</u>

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Ed Tilly (Chairman)
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe